SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 03 September, 2024

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Payment of dividends in sterling dated 03 September 2024

Exhibit 1.1

3 September 2024

BP p.l.c.
Second quarter interim dividend for 2024
Payments of dividends in sterling

On 30 July 2024, the Directors of BP p.l.c. announced that the interim dividend for the second quarter of 2024 would be US$0.08 per ordinary share (US$0.48 per ADS). This interim dividend is to be paid on 20 September 2024 to shareholders on the share register on 9 August 2024. The dividend is payable in cash in sterling to holders of ordinary shares and in US dollars to holders of ADSs. The board has decided not to offer a scrip dividend alternative in respect of the second quarter 2024 dividend. Dividend reinvestment plans have been made available for this dividend for ordinary shareholders and ADS holders (subject to certain exceptions) to receive additional bp shares.

Sterling dividends payable in cash will be converted from US dollars at an average of the market exchange rate over the three dealing days between 28 August and 30 August 2024 (£1 = US$1.32236). Accordingly, the amount of sterling dividend payable in cash on 20 September 2024 will be:

6.0498 pence per share.

Details of the first quarter dividend and timetable are available at bp.com/dividends. For further information on your dividend payment options, visit bp.com/drip.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 September 2024
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary